AREX
CAPITAL MANAGEMENT

June 17, 2024

Fellow Stockholders,

AREX Capital Management, LP (together with its affiliates, "AREX" or "we") is the beneficial owner of approximately 4.9% of the outstanding common shares of Enhabit, Inc. (NYSE: EHAB) ("Enhabit" or the "Company"), making us a top five stockholder. We have been stockholders for Enhabit's entire public existence and are intimately familiar with the challenges that the home health and hospice industries have faced in recent years, as well as the Company's significant operating and financial underperformance.

We are seeking to replace a majority of Enhabit's board of directors (the "Board") with seven highly qualified nominees at the Company's upcoming 2024 Annual Meeting of Stockholders (the "Annual Meeting") because the current Board has demonstrated it is unable to oversee management and has refused to consider adding directors with necessary industry expertise to fulfill this vital responsibility. **In our view, the Company's staggering operating and financial underperformance compared to peers demonstrates that stockholders cannot risk the perpetuation of the status quo.**

Instead of taking actions to strengthen the quality of its Board to reverse the destruction of stockholder value, Enhabit is now resorting to false and misleading assertions regarding its performance, its directors' qualifications, and our motives in seeking boardroom change. We want to ensure that our fellow investors are armed with key facts so you can make an informed decision at the Annual Meeting:

How Enhabit's Misleading Assertions Stack Up to Reality

Enhabit's Claim[1]	The Facts
*"[Y]ou will have an important decision to make about the future of Enhabit […] – whether our Board should be replaced and **control of Enhabit** handed to one of our stockholders, AREX […]"*	• AREX is not seeking control of Enhabit. We have recruited a slate of independent nominees, apart from one AREX employee, and we are seeking to replace a majority of the existing directors because the existing directors have presided over massive value destruction since Enhabit became a standalone business. We believe our slate will better represent your interests in the boardroom.

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[1] As found in Enhabit's June 10, 2024, press release. Emphasis AREX's.

	• We are seeking to install seven candidates who collectively possess highly relevant experience in home health and hospice operations, regulatory compliance, capital markets, and the payor industry. The six non-AREX nominees are independent of us. • Our slate has developed a detailed business plan to maximize value for all stockholders, which we intend to share in the coming weeks.
"Neither our financial results nor our stock performance has satisfied expectations during this period and certainly have not met the standard your Board has set for Enhabit."	• While we appreciate Enhabit's acknowledgement of its poor performance, this only came *after* pressure from AREX and leadership repeatedly blamed a host of external factors that its industry peers have navigated far more successfully. • Since its spin-off, Enhabit has delivered a total stockholder return of (61.5%), while the S&P Health Care Services Select Industry Index has returned 10.8%.[2]
*"Looking forward, the Company is focused on improving our execution in areas that we **directly control** beyond business mix and market conditions."*	• The last two years have not been easy for the home health and hospice industries, but Enhabit's peers have demonstrated an ability to navigate these challenges without substantially reducing their profitability. **While peers caught colds, Enhabit caught pneumonia.** • We believe Enhabit's significant underperformance versus peers is a direct result of the Board lacking the necessary industry expertise to hold management accountable. • Stockholders deserve a leadership team that is capable of navigating challenging external environments—not one that

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[2] Source: Bloomberg. Total stockholder return calculated from June 30, 2022 through May 24, 2024. The S&P Health Care Services Select Industry Index is the total stockholder return benchmark referenced in Enhabit's annual report.

	persistently shirks accountability and blames market conditions for its woes.
	• The Company's unallocated expenses—which management most certainly directly controls—have increased over the past two years even as its operating segment profitability has suffered.
"A rapid acceleration of Medicare beneficiaries' moving from Medicare to Medicare Advantage across the industry affected the Company more than its peer companies due to Enhabit's relatively high mix of Medicare business and low number of Medicare Advantage payor contracts at favorable rates at the time of the spin, leading to a disproportionate decline in adjusted EBITDA as the mix of business normalized."	• Rather than gradually normalizing its payor mix by growing Medicare Advantage ("MA") volumes in a controlled manner while protecting its existing Medicare fee-for-service ("FFS") market share, Enhabit allowed a precipitous drop in its substantially more profitable FFS volumes. • The sharp decline in FFS volumes was significantly out of proportion with any underlying decline in FFS beneficiaries. While FFS beneficiaries nationwide shrank by ~7% from 2021 to 2023, we estimate Enhabit's FFS admissions declined by more than 20% during that period.[3] • In our view, the sudden loss of significant FFS volumes occurred due to management's inability to navigate the secular home health payor mix shift by growing its FFS market share, as well as the Board's failure to understand what was transpiring and exercise appropriate oversight and accountability.
"We stabilized the clinical work force and are now focused on business development to drive admissions and census growth. Since the spin-off in July 2022, we have grown hospice revenue by approximately 3% and admissions by approximately 7%, outpacing our closest peer."	• This is the only metric the Company could manufacture to show its outperformance in any area of its business—but even this metric is misleading. Since its spin-off, Enhabit has grown its hospice locations by 12% through de novo branch openings and acquisitions. In contrast, the Company's

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[3] FFS Medicare beneficiaries with both Parts A and B according to data from the Centers for Medicare & Medicaid Services. AREX analysis of county-level data indicates that Enhabit's markets fared slightly better than the national average.

	closest peer, Amedisys Inc. (NASDAQ: AMED) ("Amedisys"), has shrunk its hospice locations by 5% during that time. Management should disclose what its same-store revenue and admissions growth have been.
	• Enhabit's CEO has been making similar statements for over a year. Last May, she told stockholders, *"We do have good sales coverage now in each of the local [hospice] markets."*[4] So why has there been no progress? What's different this time?
"Enhabit has faced a series of headwinds since it separated from Encompass in July 2022, which impacted the Company's ability to accurately forecast its performance, such as spinning out with levels of debt notably higher than many of Enhabit's peers, which has inhibited its ability to make opportunistic acquisitions."	• Enhabit has significantly underperformed its peers in both home health and hospice on a same-store basis, and the assertion that its inability to make acquisitions is responsible for this underperformance, in our view, blatantly misrepresents the facts and is an attempt to distract from terrible execution.
	• Since its spin-off, Enhabit has acquired two home health locations and five hospice locations for a total of ~$40 million, while its closest peer, Amedisys, has made only one acquisition (for less than $1 million). During this time, Amedisys has performed far better than Enhabit in both its home health and hospice businesses.
"The Company believes the historical knowledge of the business and public company board experience provided by the transitional directors was invaluable as we navigated obstacles and headwinds during our transition to a standalone public company."	• These same directors oversaw Enhabit's dismal operating performance and many initial missteps, leading us to conclude their experience was anything but *"invaluable."*
	• These five legacy Encompass directors were placed on Enhabit's Board (despite possessing no relevant operational experience) apparently to avoid having to

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[4] Enhabit CEO Barbara Jacobsmeyer's comments on the 1Q 2023 earnings call on May 10, 2023.

	resign from Encompass' board of directors due to tenure limit violations.
	• To add insult to injury, these legacy directors were then granted "Founders Awards" of stock that other Enhabit directors did not receive.
"[AREX's] stated intent is to institute a "Transformation Committee," which will presumably operate as a shadow management team, to implement a yet-to-be-disclosed strategic plan – this is not the recipe for success."	• The Transformation Committee, which will include directors with relevant home health and hospice expertise, is only necessary due to the severe operational underperformance current members of the Board have overseen. • Transformation Committees have effectively supported management at other similarly underperforming companies.
"To date, AREX has not indicated any willingness to entertain a reasonable settlement offer that does not include delivering to AREX control of the Board. The Company remains open to a constructive resolution of the proxy contest in a manner that does not destabilize the business."	• The Board has continually refused to meaningfully engage with us, even after the end of the strategic review blackout. • We have indicated through our counsel a willingness to explore a cooperative resolution that would include a substantial reconstitution of the Board in a manner that would involve continuity and refreshment. We remain open to discussing such a mutual resolution.
"Enhabit's refreshed, highly qualified Board is fit for purpose and superior to the AREX proposed nominees[.]"	• Enhabit did not "refresh" its Board; it merely confirmed the already planned retirement of four directors who we believe never should have been appointed in the first place due to their lack of relevant qualifications. • Our nominees possess valuable expertise that we believe the current Board sorely lacks: a comprehensive grasp of both home health and hospice across operations, clinical activities, and sales. • Despite the Company's misleading and preposterous characterizations, our

	nominees are fully qualified to serve as directors, possess the expertise required to create value, and are fully committed to that objective.

Adding Directors with Operational, Turnaround, and Home Health and Hospice Experience to the Board Can Help Enhabit Reach Its Full Potential

We are confident that the home health and hospice industries will continue to grow steadily, and the utilization pressures currently faced by MA plans only highlight the importance of providers like Enhabit to payors who need greater control over healthcare costs.

We believe the facts detailed herein plainly illustrate the current Board's persistent inability to oversee management and shepherd the Company through industry-specific challenges. It is clear, in our view, that the existing Board will not be able to meaningfully capitalize on an improving industry backdrop or Enhabit's competitive advantages for the benefit of stockholders. **In our view, the risk of continued operating and financial underperformance is too great to give the existing Enhabit Board another year.**

We believe voting for all seven of AREX's nominees on the **WHITE** proxy card at the Annual Meeting is the best way to ensure that Enhabit can remain a leader in the home health and hospice industries with a Board that is capable of effective management oversight and is accountable to stockholders. In the coming weeks, we look forward to sharing our slate's detailed plan to rehabilitate Enhabit and maximize value for all stockholders.

Best regards,

 

Andrew Rechtschaffen   James T. Corcoran
Managing Partner   Partner